June 21, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549

Attn:	William Schroeder
Michael Volley
Jessica Livingston
David Lin

Re:	FG New America Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 28, 2021
File No. 001-39550

Ladies and Gentlemen:

On behalf of our client, FG New America Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended preliminary proxy statement on Schedule 14A filed on May 28, 2021 (the “Amended Proxy Statement”), contained in the Staff’s letter dated June 14, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its third amended preliminary proxy statement on Schedule 14A (the “Third Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Combined Financial Information, page 130

1.	Please revise to disclose how you measure adjustment K and tell us why the amount is different than adjustment M.

Response: In response to the Staff’s comment, the Company has expanded the description of adjustment K on page 141 of the Third Amended Proxy Statement to disclose the calculation of the pro forma combined noncontrolling interest under the no redemptions and maximum redemptions scenarios. This calculation was determined based on the guidance in ASC 805-40-30-3 whereby the noncontrolling interest, in a reverse acquisition, reflects the noncontrolling shareholders’ proportionate interest in the carrying amounts (or book value) of Opportunity Financial, LLC’s net assets at the acquisition date. The Company respectfully advises the Staff that the amount for adjustment K is different than the amount for adjustment M because adjustment K pertains to the noncontrolling interest carveout representing the pro forma combined total equity retained by OppFi Members, while adjustment M pertains to accounting for only Earnout Voting Shares (and the corresponding Earnout Units) at fair value.

United States Securities and Exchange Commission

June 21, 2021

Non-GAAP Measures, page 189

2.

We note your response to comment 5. Please tell us how you determined the $2.4 million additional adjustment, what period it applies to, and why you include it in your reconciliation to the non-GAAP measure.

Response: The Company respectfully advises the Staff that the $2.4 million adjustment relates to the difference between OppFi management’s initial estimate of $16.9 million (conducted in 2020) and a final determination of $14.5 million (conducted during OppFi’s first quarter of 2021 review process by a third party valuation firm) for the change in Fair Value premium from 2019 to 2020. The Company acknowledges the Staff’s comment and has adjusted the reconciliation on page 191-192 of the Third Amended Proxy Statement to exclude the additional adjustment of $2.4 million and to reconcile to the final determination.

OppFi Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 248

3.	We note your revised disclosure in response to comment 6. Please revise to disclose if you legally earn interest in any state on an accelerated basis.

Response: The Company has revised the disclosure on page 293 of the Third Amended Proxy Statement to clarify that OppFi only earns interest under the interest method and does not earn interest on an accelerated basis in any state.

4.	Please revise to disclose where interest income related to finance receivables accounted for under the fair value option is reported in the income statement. Refer to ASC 815-10-50-30(b).

Response The Company has revised the disclosure on page 293 and F-77 of the Third Amended Proxy Statement to explain where interest income is reported in OppFi’s income statement. The Company has revised the disclosure on page F-77 of the Third Amended Proxy Statement as required by ASC 825-10-50-30(b).

United States Securities and Exchange Commission

June 21, 2021

Accounting pronouncements issued and adopted, page F-80

5.	Please tell us why you released the repurchase liability for third-party lender losses related to off-balance sheet finance receivables upon the election of the fair value option.

Response: As part of OppFi’s credit service organization program (collectively, “CSO programs”), OppFi arranges for consumers to obtain finance receivable products from an independent third-party lender. OppFi agrees, in exchange for a fee payable to OppFi by the consumer, to guarantee the consumer’s obligation to repay the finance receivable if the consumer fails to do so. The guarantee represents an obligation to purchase specific finance receivables that are delinquent. As of December 31, 2020, OppFi had a $4.2 million repurchase liability for losses related to its guarantee of these off-balance sheet finance receivables. Prior to January 1, 2021, OppFi utilized a similar methodology for determining the repurchase liability for losses related to these off-balance sheet finance receivables as it did for calculating the allowance for credit losses on finance receivables, utilizing overall historical loss rates of all receivables including those on balance sheet. Effective January 1, 2021, OppFi elected fair value accounting for its on-balance sheet receivables as well as elected the fair value option for OppFi’s repurchase liability for third party lender losses related to the CSO programs. The Company has revised the disclosures related to this policy election on pages 315, F-76 and F-84 of the Third Amended Proxy Statement. It is further noted that OppFi ceased this program during the first quarter of 2021, and the portfolio has continued to run-off with a balance of only $1.2 million as of May 31, 2021 and is expected to fully run-off early in the third quarter of 2021. Therefore, due to the immaterial nature of the activity, additional disclosures related to the repurchase liability for third party lender losses have not been included in OppFi’s first quarter results.

Note 2. Finance Receivables, page F-82

6.	For finance receivables for which the fair value option has been elected, please revise to include the information required by ASC 825-10-50-28(e).

Response: The Company has revised the disclosure on pages F-83 and F-85 of the Third Amended Proxy Statement to include information on nonaccrual loans as required by ASC 825-10-50-28(e).

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Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP